UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐     No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (“Navigator”) announced on September 30, 2022, that, with effect from September 30, 2022 it has entered into a joint venture agreement with Greater Bay Gas Co. Ltd. (Liberia) (“Greater Bay Gas”). The joint venture (the “Joint Venture”), owned 60% by Navigator and 40% by Greater Bay Gas, intends to acquire, over the next fifteen months, a total of five ethylene vessels, made up of two 17,000 cbm, 2018-built and three 22,000 cbm, 2019-built ethylene vessels (the “Vessels”). The Vessels are currently commercially managed by the Luna Pool collaborative arrangement (the “Luna Pool”), which was formed in March 2020 by Navigator, Greater Bay Gas Co. Ltd. (HK) and Pacific Gas Pte. Ltd. (Singapore).

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Navigator and Greater Bay Gas, on September 30, 2022.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd., and Greater Bay Gas Co. Ltd. (Liberia), dated September 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 3, 2022	By:	/s/ John Reay
	Name:	John Reay
	Title:	Corporate Secretary